May 17, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Assistant Director
J. Nolan McWilliams, Attorney-Advisor
Beverly Singleton, Staff Accountant
Doug Jones, Staff Accountant

Re:	Kura Sushi USA, Inc.

Revised Confidential Draft Registration Statement on Form S-1

Submitted May 17, 2019

CIK No. 0001772177

Ladies and Gentlemen:

On behalf of our client, Kura Sushi USA, Inc. (the “Company”), we are concurrently submitting, on a confidential basis, a revised version of the Registration Statement on Form S-1 (CIK No. 0001772177) (“Amendment No. 1”), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2019 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 2, 2019 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement confidentially submitted on April 5, 2019.

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In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement as reflected in Amendment No. 1 to update certain other disclosures, including financial information for the second fiscal quarter ended February 28, 2019, for the Company’s fiscal year ending August 31, 2019. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on April 5, 2019), all page references herein correspond to a page of Amendment No. 1.

Draft Registration Statement on Form S-1

Additional Financial Measures and Other Data, page iv

1.

As cash-on-cash return includes in its computation the non-GAAP measure of “Restaurant-level Adjusted EBITDA,” it appears it is a non-GAAP financial measure that should be described as such. Please revise your disclosure as appropriate. Also, provide with equal or greater prominence the most directly comparable GAAP measure. Reference is made to Item 10(e)(1)(i)(A) and (2) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the prospectus to delete all references in the prospectus to cash-on-cash return.

2.

You state in the last paragraph that “cash-on-cash return” is a widely used metric in the restaurant industry. To the extent your calculation of this metric differs from that commonly used in the industry, please explain these differences here as well as any material underlying assumptions. Also address specific limitations on comparability, such as the number of restaurants included in a particular period or the fact that all of your locations are leased.

Please see the Company’s response to comment 1 above. The Company has revised the prospectus to delete the phrase “cash-on-cash return is a widely-used metric in the restaurant industry.”

Prospectus Summary

Overview of Kura Sushi USA, page 1

3.

Refer to the fourth paragraph following the bar graph on page 2. Please substantiate that your cash-on-cash return for fiscal year 2017 restaurant openings “is among the highest of publicly listed casual dining companies.”

Please see the Company’s response to comment 1 above. The Company has revised the prospectus to delete the statement that the Company’s cash-on-cash return for fiscal year 2017 restaurant openings is among the highest of publicly listed casual dining companies.

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Our Strengths, page 2

4.

On page 4 and where ever else presented please disclose with equal or greater prominence the comparable GAAP measure to the non-GAAP measure “restaurant-level adjusted EBITDA margin” pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company advises the Staff that it has renamed the non-GAAP measure “Restaurant-level Adjusted EBITDA margin” to “Restaurant-level Contribution margin” in the prospectus. In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 4 accordingly, and all similar disclosures throughout the prospectus, to disclose with equal or greater prominence the Company’s operating margin, which the Company views as the most directly comparable GAAP measure to Restaurant-level Contribution margin.

Summary Historical Financial and Operating Data

Key Financial and Operational Metrics, page 12

5.

On page 15 you present a reconciliation of the non-GAAP measure “restaurant-level adjusted EBITDA” that is ultimately reconciled to consolidated net income. It appears this measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs excluded, such as depreciation and amortization, general and administrative, preopening costs/rent expense and non-cash rent expense. It appears the reconciliation of this measure should begin with your most directly comparable GAAP measure, such as “operating income” reported in your statement of earnings. Such a reconciliation appears to be more representative of a restaurant level contribution to your results, rather than to net income which is an overall company measure. Please revise your presentation accordingly.

The Company advises the Staff that it has renamed the non-GAAP measure “Restaurant-level Adjusted EBITDA” to “Restaurant-level Contribution” in the prospectus. In response to the Staff’s comment, the Company has revised the presentation on pages 15 and 16 accordingly, and all similar disclosures in the prospectus, to show a reconciliation of Restaurant-level Contribution to operating income, the most directly comparable GAAP measure.

Risks Related to Ownership of Our Class A Common Stock

There may be an adverse effect on the value and liquidity of our Class A common stock, page 34

6.	Please clarify that future issuances of Class B common stock may be dilutive to Class A stockholders.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 35 accordingly.

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Risks Related to Our Organizational Structure

We are controlled by Kura Corporation, whose interests may differ from those of our other stockholders, page 37

7.

Please place these risks in context by disclosing the percentage of outstanding shares that Kura Corporation must keep to continue effectively to control the outcome of matters submitted to stockholders.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 39 accordingly to disclose the percentage of outstanding shares that the parent company must keep in order to continue to effectively control the outcome of matters submitted to stockholders that require a majority vote.

The corporate opportunity provisions in our amended and restated certificate of incorporation could enable Kura Corporation to benefit, page 39

8.	Please put this risk factor into context by disclosing the number or percentage of your officers and directors who fit into each of the three categories in bullet point in this risk factor.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 40 accordingly. Except as set forth in the revised disclosure, the Company confirms that that none of its officers or employees currently fits into the three categories in the referenced bullet points in this risk factor.

Capitalization, page 43

9.	Please revise to exclude the amount of cash and cash equivalents from the amount of “total capitalization.”

In response to the Staff’s comment, the Company has revised the corresponding table on page 45 accordingly.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 51

10.

Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example that your discussion of “honeymoon period” and cash-on-cash return appears limited to the three restaurants opened in fiscal year 2017. Also address the reasons for the variance in comparable restaurant sales growth percentage. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 54 and 55 accordingly.

Business, page 65

11.

We note your statement in several places in the document that you believe you have an opportunity to grow your restaurant base to over 290 restaurants in the United States. Please clarify the time period by which you expect you might grow to over 290 restaurants. In this regard, we note that you have added three to four restaurants each year between 2015 and today, with a total of 21 restaurants open currently.

In response to the Staff’s comment, the Company has revised the corresponding disclosures throughout the prospectus to clarify that based on the whitespace analysis prepared for the Company, the Company believes it has a long-term total restaurant potential in the United States for over 290 restaurants, and the Company aims to achieve a 20% average annual restaurant growth rate over the next five years.

Management, page 81

12.

Please provide the disclosure required by Item 407(c) of Regulation S-K, including whether you consider diversity in identifying nominees for director and whether you have a policy with regard to consideration of diversity in identifying director nominees. If so, describe how this policy is implemented and how the board assesses its effectiveness. Refer to Item 407(c)(2)(vi) of Regulation S-K and, for guidance, Regulation S-K Compliance and Disclosure Interpretation 116.11.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 93 accordingly.

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Description of Capital Stock

Class B Common Stock, page 97

13.	Please clarify whether there are any “sunset” provisions that limit the lifespan of the Class B common stock or would require conversion other than as described on page 98.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 108 accordingly.

Index to Financial Statements, page F-1

14.

Please update the financial statements included in the filing pursuant to Rule 3-12 or Rule 8-08 of Regulation S-X, as appropriate. In connection with this, update all financial information throughout the filing as appropriate to include the latest period presented in the filing.

In response to the Staff’s comment, the Company has updated all the financial statements presented to include financial statements for the second fiscal quarter ended February 28, 2019, and has also updated financial information throughout Amendment No. 1 as appropriate to include in the filing such information as of the second fiscal quarter ended February 28, 2019.

* * * * *

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. If you have any questions regarding the above, please do not hesitate to contact me at (614) 365-2759 (aaron.seamon@squirepb.com) or Hiroki Suyama at (213) 689-6506 (hiroki.suyama@squirepb.com).

Very truly yours,

/s/ Aaron A. Seamon

Aaron A. Seamon

Enclosures

cc:	Koji Shinohara, Chief Financial Officer - Kura Sushi USA, Inc.

Hiroki Suyama, Squire Patton Boggs (US) LLP

Jennifer Carlson, Mayer Brown LLP